REAL ESTATE PURCHASE CONTRACT

THIS REAL ESTATE PURCHASE CONTRACT ("Agreement") is made as of the _____ day of July, 2021, by and among, 703 Pike Street, LLC, an Ohio limited liability company ("SELLER"), and RealyInvest NNN LLC, a Delaware limited liability company ("BUYER"). SELLER and BUYER are sometimes referred to herein as a "Party," and collectively as the "Parties."

1. PROPERTY DESCRIPTION: BUYER offers to purchase from SELLER, the following described Real Estate including, without limitation, all improvements, fixtures, appurtenant rights, privileges, and easements located in the County of Washington, and the State of Ohio known as: 703 Pike Street, Marietta, Ohio 45750, hereinafter the "Property", and more fully described as follows:

See Exhibit "A" attached hereto and incorporated herein

Parcel Nos: 240001744001; 240036304000; 240087412000; 240001752002; and 240036300000

2. PRICE AND TERMS: The purchase price shall be $1,971,200.00 payable in cash.

3. ADDITIONAL TERMS:

a) Closing of this transaction shall be handled by SAS Title Agency, LTD., 109 N. Broad Street, Lancaster, Ohio 43130.

b) The issuance of title commitments and title insurance policies shall be handled by SAS Title Agency, LTD., 109 N. Broad Street, Lancaster, Ohio 43130.

4. DUE DILIGENCE REVIEW AND INSPECTION:

a) <u>Environmental Inspection</u>: Within 45 days after the acceptance hereof, SELLER agrees to permit BUYER and BUYER'S environmental consultant to enter the property to conduct, at the expense of BUYER, an environmental site assessment. If such assessment is obtained and the consultant recommends further inspection to determine the extent of suspected contamination or recommends remedial action, BUYER, at BUYER's option, may notify SELLER in writing, within 15 days, that the Agreement is terminated, but BUYER'S obligations under paragraph 4e shall survive. Upon such termination, BUYER's earnest money deposit shall be released (pursuant to Paragraph 13).

b) <u>Property Inspection</u>: BUYER, at BUYER'S expense, shall have 45 days after the acceptance hereof to have the property and all improvements, fixtures, and equipment inspected. SELLER shall cooperate in making the property reasonably available for such inspection(s). If BUYER is not in good faith satisfied with the condition of the property as disclosed by such inspection(s), BUYER may terminate this Agreement by delivering written notice of such termination to SELLER within the above specified 45 day period and the Agreement shall be null and void. Upon such termination, BUYER'S earnest money deposit shall be released (pursuant to Paragraph 13).

c) <u>Access for Due Diligence Review and Inspection.</u> For a period of 45 days following the date of this Agreement (the "Due Diligence Period"):

    i. SELLER shall permit consultants, representatives, agents, employees and contractors of BUYER (collectively, "BUYER Representatives") entry upon the Real Property to (i) ascertain, review and conduct tests and visual inspections of the Real Property and all utilities, systems, and components thereof, (ii) study zoning and code requirements applicable to the Real Property, and (iii) examine and review the environmental condition of the Real Property.

    ii. BUYER shall be permitted to review all written records, reports, and documents of SELLER relating to the Real Property (collectively, the "Real Property Records"), including, without limitation, all existing surveys, soil reports, structural reports, title reports, leases, and environmental reports.

    iii. BUYER shall be entitled to terminate this Agreement by notice to SELLER on or before the expiration of the Due Diligence Period, in the event that BUYER, in its sole discretion, is not satisfied or if the BUYER is unable to utilize the Real Property for its intended purposes. If BUYER terminates this Agreement, the Earnest Money Deposit described in Paragraph 13 shall be refunded to BUYER and BUYER will give SELLER all documents and reports prepared for or handed over to BUYER during the Due Diligence Period.

    iv. SELLER shall reasonably cooperate with, and shall cause its personnel, auditors, accountants, environmental consultants, counsel and other representatives to reasonably cooperate with, the BUYER and the BUYER Representatives for purposes of the due diligence investigation described in this Paragraph 4. SELLER shall promptly furnish to BUYER all "as-built" surveys of the Real Property, construction plans, drawings, and other documents, past and current environmental reports, data, filings with governmental authorities, permits, correspondence to and from governmental authorities, and other records of communications with governmental authorities as SELLER has in its possession or control.

d) If BUYER does not give written notice to SELLER within the time frames set forth above that the contingencies have been satisfied or that BUYER wishes to terminate this transaction, then the above contingencies are deemed to have been waived.

e) BUYER shall indemnify, protect and save, SELLER, SELLERs directors, officers, employees, attorneys, agents, successors and assigns (collectively, "Indemnitees"), and bold Indemnitees forever harmless, from and against, and reimburse Indemnitees for, any and all obligations, claims, demands, causes of action, liabilities, losses, damages, judgments, penalties and costs and expenses (including, without limitation, court costs and reasonable attorney's fees and expenses) which maybe imposed upon, asserted against or incurred or required to be paid by Indemnitees, or for which Indemnitees may become obligated or liable, by reason of, on account of or in connection with BUYER's and its employees', agents' and independent contractors' access to, entry upon, testing upon or use of the Property, including, without limitation, or any such liabilities, obligations, claims, damages, penalties, causes of action, costs and expenses by reason of:

    i   any injury to or death of persons or loss of or damage to property;

Acknowledged as read: Initials: Date <u>7/14/21</u> BUYER  Date _____ SELLER _____ ii   the performance of any labor or services for the account or benefit of BUYER with respect to the Land; or

     iii   the release, escape, discharge, emission, spillage, seepage or leakage on or from the Property of any hazardous or toxic waste or substance to the extent caused by BUYER or its agents.

The obligations and indemnities of BUYER set forth in this Article 4 shall survive the Closing or the termination of this Agreement.

5. REPRESENTATIONS AND WARRANTIES OF SELLER: SELLER hereby represents and warrants to BUYER on and as of the date of this Agreement, and on and as of the Closing Date, as follows:

a) All representations and warranties of SELLER appearing in this and the other articles and sections of this Agreement are true and correct.

b) SELLER has full capacity, right, power, and authority to execute, deliver, and perform this Agreement and all documents and instruments to be executed or delivered by SELLER pursuant hereto, and all required action and approvals therefor have been duly taken and obtained. The individuals signing this Agreement and all other documents and instruments executed or to be executed pursuant hereto on behalf of SELLER are and shall be duly authorized to sign the same on SELLER'S behalf and to bind SELLER thereto. This Agreement and all documents to be executed pursuant hereto by SELLER are and shall be binding upon and enforceable against SELLER in accordance with their respective terms.

c) There are no outstanding or unresolved notices of violation of laws or other third-party claims relating to buildings, zoning, pollution, environmental protection, waste disposal, plumbing, electrical, safety, or fire from any governmental authority in connection with the Real Property and there are no undisclosed material issues with the Real Property or the improvements thereon.

d) There are not presently pending any special assessments of any nature with respect to the Real Property or any portion thereof, nor has SELLER received any notice of any such special assessment being contemplated.

e) All water, sewer, gas, electric, telephone, and drainage facilities and all other utilities required for the normal operation of the Real Property are installed and connected to the Real Property.

f) There are presently no claims for tax deficiencies pending against SELLER by any taxing authority, nor does SELLER know of any basis for the making of any claim by any taxing authority against SELLER.

g) SELLER is not a "foreign person" as defined in Section 1445 of the United States Internal Revenue Code.

6. REPRESENTATIONS AND WARRANTIES OF BUYER: BUYER hereby represents and warrants to SELLER on and as of the date of this Agreement and on and as of the Closing Date, as follows:

a) All representations and warranties of BUYER appearing in this and the other articles and

Acknowledged as read: Initials: Date 7/14/21 BUYER _____ Date _____ SELLER _____ sections of this Agreement are true and correct.

b) BUYER has full capacity, right, power, and authority to execute, deliver and perform this Agreement and all documents and instruments to be executed or delivered by BUYER pursuant hereto, and all required action and approvals therefor have been duly taken and obtained. The individuals signing this Agreement and all other documents and instruments executed or to be executed pursuant hereto on behalf of BUYER are and shall be duly authorized to sign the same on BUYER's behalf and to bind BUYER thereto. This Agreement and all documents to be executed pursuant hereto by BUYER are and shall be binding upon and enforceable against BUYER in accordance with their respective terms.

7. RENTS, INTEREST, INSURANCE, UTILITIES AND SECURITY DEPOSITS: Adjustments shall be made through date of closing for: (a) rents; (b) interest on any mortgage assumed by BUYER; and (c) transferable insurance policies, if BUYER so elects. Security deposits, if any, shall be transferred to BUYER at closing. SELLER shall pay, through date of possession, all accrued utility charges and any other charges that are or become a lien.

8. FIXTURES AND EQUIPMENT: The consideration shall include fixtures owned by SELLER including, but not limited to: heating, ventilating, air conditioning (HVAC) and humidifying equipment and their control apparatus, window coverings and awnings, internal wire for communication system, telecommunication on wiring and cables, whether now in or on the property or in storage, security systems and controls, smoke alarms and the following:

_____

_____

9. DAMAGE OR DESTRUCTION OF PROPERTY: Risk of loss to the property and appurtenances shall be borne by SELLER until closing. If any part of the property covered by this Agreement is substantially damaged or destroyed before this transaction is closed, SELLER shall give a written notice to BUYER and/or BUYER's Broker that the damage or destruction has occurred. Such notice must include all pertinent information regarding insurance policies and claims covering the property that has been damaged or destroyed. The written notice shall be delivered within forty-eight (48) hours from discovery of the event causing the damage or destruction. BUYER may: (a) proceed with the transaction and be entitled to all insurance proceeds, if any, payable to SELLER under all policies covering the property; or (b) rescind the Agreement, by giving written notice to SELLER and/or SELLER'S Broker within ten (10) calendar days after Broker has received written notice of such damage or destruction. If BUYER elects to rescind, then all parties are released from liability and the earnest money deposit shall be returned to BUYER pursuant to Paragraph 13. Failure by BUYER to so notify SELLER or Broker shall constitute an election to proceed with the transaction.

10. CONDITION OF IMPROVEMENTS: SELLER agrees that upon delivery of the deed, the improvements constituting part of the Real Estate shall be in the same condition as that on the day of this offer, reasonable wear and tear excepted and damage accepted by BUYER under Paragraph 9.

11. EVIDENCE OF TITLE: BUYER may obtain an owner's title insurance commitment and policy in the amount of the purchase price and the costs for said commitment and policy shall be split equally

Acknowledged as read: Initials: Date ___7/14/21___ BUYER  Date _____ SELLER _____



between BUYER and SELLER. The title evidence shall be certified to within thirty (30) days prior to closing with endorsement not before 8:00 a.m. on the business day prior to the date of closing, all in accordance with the standards of the Ohio State Bar Association, and shall show in SELLER marketable title in fee simple free and clear of all liens and encumbrances except: (a) those created by or assumed by BUYER; (b) those specifically set forth in this Agreement; (c) zoning ordinances; (d) legal highways; and (e) covenants, restrictions, conditions and easements of record that do not unreasonably interfere with present lawful use. BUYER shall pay any additional costs incurred in connection with mortgage title insurance issued for the protection of BUYER's lender. If BUYER desires a survey, BUYER shall pay for it. If title to all or part of the real estate is unmarketable, as determined by Ohio law with reference to the Ohio State Bar Association's Standards of Title Examination, or is subject to liens, encumbrances, easements, conditions, restrictions, or encroachments other than those excepted in this Agreement, SELLER shall, within 30 days after a written notice thereof, remedy or remove any such lien, etc. or obtain title insurance without exception therefore. In the event SELLER is unable to remedy or insure against the defect within the thirty (30) day period, BUYER may declare this Agreement null and void. At closing, SELLER shall sign an affidavit with respect to off-record title matters in accordance with community custom.

12. TAXES AND ASSESSMENTS: At closing, SELLER shall pay or credit on purchase price all delinquent taxes, including penalty and interest, all assessments that are a lien on the date of Agreement and all agricultural use tax recoupments for years prior to the year of closing. At closing, SELLER shall also pay or credit on purchase price all other unpaid real estate taxes that are a lien for years prior to closing and a portion of such taxes and agricultural use tax recoupments for the year of closing, prorated through date of closing and based on a 365-day year and, if undetermined for that year, using the most recent available tax rate and valuation, giving effect to applicable exemptions, recently voted millage, change in valuation, etc., whether or not certified. SELLER has received no written notification from any public authority of future improvements that would result in costs being assessed against the real estate. Real estate taxes and assessments are subject to retroactive change by government authority. The real estate taxes for the property for the current tax year may change as a result of the transfer or as a result of a change in the tax rate.

13. EARNEST MONEY DEPOSIT: Within 5 days of this Agreement being fully executed, BUYER shall deposit with SAS Title Agency, LTD (the "Holder") an earnest money deposit of $25,000.00 and said earnest money deposit shall be held in the Holder's trust account.

13.1 Holder shall maintain the earnest money until one of the following occurs:

a) The transaction closes, at which time Holder shall disburse the earnest money to the closing agent or pursuant to the terms of this Agreement;
b) The parties direct the Holder, pursuant to written instructions signed by both parties, how the earnest money is to be disbursed;
c) BUYER rescinds this Agreement pursuant to Paragraph 4, Paragraph 9, or Paragraph 11 of this Agreement, Holder shall return the earnest money deposit to BUYER;
d) The Holder is directed by court order how the earnest money is to be disbursed; or
e) The earnest money becomes unclaimed funds, as defined in R.C. 169.02(M)(2). After providing notice as required by R.C. 169.03, Holder shall report the earnest money to the director of commerce, pursuant to R.C. 169.03, and remit the earnest money to the director.

13.2 If Holder holds the earnest money for two years and the parties have failed to provide Holder with written instructions, signed by both parties, or a court order that directs Holder how to disburse the earnest money deposit, then Holder shall, as soon as possible, return the earnest

Acknowledged as read: Initials: Date 7/14/24 BUYER [initials] Date ____________ SELLER ______

money to BUYER without notice to SELLER. If Holder cannot locate BUYER, Holder shall report the earnest money to the director of commerce, pursuant to R.C. 169.03, and remit the earnest money to the director.

13.3 The return of the earnest money deposit shall in no way prejudice the rights of SELLER, BUYER, or Broker in any action for damages or specific performance.

14. CONDITIONS PRECEDENT TO BUYER'S CLOSING: BUYER'S obligations at Closing under this Agreement shall be subject to the satisfaction of all of the following conditions and the occurrence of the following events:

    a) The absence of misrepresentations in, or material breach of, any representation, covenant, or warranty made by SELLER herein and in any documents or instruments to be delivered by SELLER hereunder.

    b) The timely observance and performance by SELLER of all covenants and agreements to be observed and performed by SELLER hereunder.

    c) Delivery to BUYER by SELLER of the following at the Closing:
        i. the duly executed and acknowledged Deed;
        ii. a certificate of SELLER evidencing due and proper authorization of the transactions contemplated hereunder, as well as a Certificate attesting to the authority and signatures of the persons executing documents on SELLER'S behalf in connection with such transactions;
        iii. a settlement statement setting forth payments and credits in accordance with this Agreement, executed by SELLER; and
        iv. a duly executed Assignment of Lease in recordable form assigning all lease agreements encumbering the Real Property.

15. CONDITIONS PRECEDENT TO SELLER'S CLOSING: SELLER'S obligations at Closing under this Agreement shall be subject to the satisfaction of all of the following conditions and the occurrence of the following events:

    a) The absence of misrepresentations in, or material breach of, any representation, covenant or warranty made by BUYER herein and in any documents or instruments to be delivered by BUYER hereunder.

    b) The timely observance and performance by BUYER of all covenants and agreements to be observed and performed by BUYER hereunder.

    c) Delivery to SELLER by BUYER of the following at the Closing:
        i. The Purchase Price; and
        ii. A certificate of BUYER evidencing due and proper authorization of the transactions contemplated hereunder, as well as a Certificate attesting to the authority and signatures of the persons executing documents on BUYER's behalf in connection with such transactions.

Acknowledged as read: Initials: Date _____ BUYER _____ Date _____ SELLER _____

16. CLOSING, CLOSING COSTS, CLOSING DELIVERABLES, AND POSSESSION:

16.1 Closing. This Agreement shall be performed and this transaction closed on or before September 20, 2021 or within 15 days after all contingencies are removed if sooner, unless the parties agree in writing to an extension.

16.2 Closing Costs. At the Closing:

(a) SELLER shall pay:

(i) All attorneys' fees incurred by SELLER in connection herewith and the Closing;
(ii) All excise transfer taxes, if any, imposed in respect to the recordation of the deed.
(iii) All recording costs pertaining solely to the recording of any releases;
(iv) All costs related to preparation of a deed;
(v) Half of the expense of BUYER obtaining any title insurance policies or endorsements, including but not limited to the insurance premiums and title examination, if BUYER desires to obtain Title Insurance,

(b) BUYER shall pay:

(i) All recording costs pertaining solely to the recording of the conveyance documents described herein;
(ii) All costs and expenses incurred by BUYER in connection with any inspections performed pursuant to the terms herein;
(iii) All attorneys' fees incurred by BUYER in connection herewith, with title examination and with the Closing;
(iv) All closing costs and fees charged by the title company for the Closing;
(v) Half of the expense of BUYER obtaining any title insurance policies or endorsements, including but not limited to the insurance premiums and title examination, if BUYER desires to obtain Title Insurance,

16.3 Closing Deliverables. At the Closing, SELLER and BUYER shall deliver the following:
a) SELLER Deliverables:
    i. the duly executed and acknowledged Deed;
    ii. any documents reasonably required to support the issuance of a title insurance policy in accordance with the Title Commitment;
    iii. a certificate of SELLER evidencing proper authorization of the transactions contemplated hereunder, as well as a Certificate attesting to the authority and signatures of the persons executing documents on SELLER'S behalf in connection with such transactions;
    iv. a certificate of SELLER certifying that SELLER is not a "foreign person" as defined in Section 1445 of the United States Internal Revenue Code; and
    v. a duly executed Assignment of Lease in recordable form assigning all lease agreements encumbering the Real Property.

b) BUYER Deliverables:
    i. the Purchase Price pursuant to Section 2 of this Agreement; and
    ii. a certificate of BUYER evidencing proper authorization of the transactions contemplated hereunder, as well as a Certificate attesting to

Acknowledged as read: Initials: Date _7/14/21_ BUYER  Date _____ SELLER _____ the authority and signatures of the persons executing documents on BUYER'S behalf in connection with such transactions.

16.4 Possession. BUYER is entitled to possession at closing. At the time SELLER delivers possession, the property will be in the same condition as the date of acceptance of this Agreement, except as provided in Paragraph 9, normal wear and tear excepted. At closing, SELLER shall pay all transfer taxes and the cost of deed preparation and shall convey to BUYER marketable title (as described in Paragraph 11) to the real estate by deed in fee simple by transferable and recordable General Warranty Deed.

17. MISCELLANEOUS:
   a) This Agreement constitutes the entire agreement and no oral or implied agreement exists.
   b) Any amendments to this Agreement shall be in writing, signed by BUYER and SELLER and copies provided to them.
   c) This Agreement is for the sole and exclusive benefit of the Parties and their respective successors and permitted assigns, and no third party is intended to or shall have any rights hereunder. Neither SELLER nor BUYER has the right to assign its rights or to delegate its duties hereunder without the prior written consent of the other, and any attempted assignment or delegation without such consent shall be null and void.
   d) This Agreement shall be binding upon the parties, their successors and assigns.
   e) Time is of the essence of all provisions of this Agreement.
   f) All provisions of this Agreement shall survive the closing.

18. 1031 EXCHANGE: If requested by either party, both parties will cooperate in effecting the transaction contemplated by this Agreement as a like kind exchange through a qualified intermediary in accordance with 1031 of the Internal Revenue Code. The party requesting the 1031 Exchange shall be solely responsible for the qualification of the transaction as a 1031 Exchange at no expense or delay to the other party.

19. PROVISIONS REGARDING THE BROKERS:

   a) BUYER is relying solely upon BUYER'S own examination of the property and inspections herein required, if any, concerning physical condition, character, size and suitability for BUYER's intended use. BUYER is not relying upon any representations by Brokers.

   b) The parties acknowledge that Brokers have made no independent investigation to determine whether hazardous materials exist in, on or about the property. BUYER and SELLER understand that any such determination requires the expertise of a specialist in hazardous materials, the retaining of which is the responsibility of BUYER and/or SELLER and not that of the Broker.

   c) The parties acknowledge that the purchase of any real estate encompasses many professional disciplines. While brokers possess considerable general knowledge, brokers are not experts on matters of law, tax, financing, surveying, structural conditions, hazardous materials, environmental conditions, inspections, engineering, etc. For these reasons, the parties are encouraged to seek professional advice.

   d) The parties acknowledge that there are no other Brokers involved in this transaction except as follows: (a) BUYER'S Broker: Al Cicchese of SLC Commercial Realty; and (b) SELLER'S has no broker. BUYER'S broker shall receive a commission of 2.0% of the purchase price to be paid from SELLER'S proceeds at closing.

Acknowledged as read: Initials: Date _7/14/21_ BUYER _____ Date _____ SELLER _____





20. SIGNATURES: Only manual or electronic signatures on Agreement documents, transmitted in original or facsimile (which includes photocopies, faxes, PDF, and scanned documents sent by any method) shall be valid for purposes of this Agreement and any amendments or any notices to be delivered in connection with this Agreement. Only original, manual signed documents shall be valid for deeds or other documents to be delivered at closing. For the purposes of this provision, "Agreement documents" do not include voice mail or email messages.

21. DURATION OF OFFER AND ACCEPTANCE: This offer shall be open for acceptance through July 20, 2021

The undersigned BUYER agrees to the terms and acknowledges the receipt hereof:	The undersigned SELLER agrees to the terms and acknowledges the receipt hereof:
RealyInvest NNN LLC, a Delaware limited liability company	703 Pike Street, LLC, an Ohio limited liability company
By: [signature]	By: [signature]
Print Name: Jeffrey S. Beebe, Sr.	Print Name: Keith McGuire
Its: Manager	Its: Manager
Date: 7/14/21	Date: 7-16-21
Phone: 964/871-5475	Phone: 304-766-9000
E-Mail: jeff@realyinvest.com	E-Mail: kmcguire@callcapitalinvestments.com
Attorney: Jefferson M. Kiser	Attorney: Curtis B. Anderson
Phone: 740-654-4141	Office: (304) 522-8255
Fax: 740-654-2521	Fax: (304) 522-7839
E-Mail: jmk@stebelton.com	E-Mail: canderson@edwardsklein.com

Acknowledged as read: Initials: Date 7/14/21 BUYER [initials] Date ________ SELLER ______